UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of, January 2021

Commission File Number: 001-35722

TAOPING INC.

(Translation of registrant’s name in English)

21st Floor, Everbright Bank Building

Zhuzilin, Futian District

Shenzhen, Guangdong, 518040

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Entry into a Material Definitive Agreement.

On January 19, 2021, Taoping Inc. (the “Company”) and each of certain individual investors (the “Investors”) entered into a securities purchase agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell to the Investors an aggregate of 740,740 ordinary shares, no par value (the “Ordinary Shares”) at a purchase price of $2.70 per share, in a registered direct offering.

The total aggregate gross proceeds of the above financing are approximately $2.0 million. The Company intends to use the net proceeds from the financing for working capital and general corporate purposes.

A copy of form of the Purchase Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The foregoing summaries of the terms of the Purchase Agreement are subject to, and qualified in their entirety by, such document.

The sale and offering of Ordinary Shares pursuant to the Purchase Agreement were effected as a takedown off the Company’s shelf registration statement on Form F-3 (File No. 333-229323), which became effective on February 11, 2019, pursuant to a prospectus supplement filed with the Securities and Exchange Commission (the “Registration Statement”).

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-229323) that was filed with the SEC and became effective on February 11, 2019. This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Exhibit Number	Description

5.1	Opinion of Maples and Calder
10.1	Form of Securities Purchase Agreement, dated January 19, 2021, between the Company and Investors
23.1	Consent of Maples and Calder (included as part of Exhibit 5.1)
99.1	Press Release, dated January 20, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAOPING INC.

January 21, 2021	By:	/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer